Exhibit 99.1

Arco Platform Limited announces results of Annual General Meeting Held on June 25, 2019

São Paulo, Brazil, June 26, 2019 – Arco Platform Limited, or Arco (Nasdaq: ARCE), announces that the resolution as set out in its Notice of Annual General Meeting dated May 30, 2019 was duly passed at its Annual General Meeting held yesterday.

About Arco Platform Limited

Arco has empowered hundreds of thousands of students to rewrite their futures through education. Our data-driven learning, interactive proprietary content, and scalable curriculum allows students to personalize their learning experience with high-quality solutions while enabling schools to provide a broader approach to education.

Investor Relations Contact:

Arco Platform Limited

IR@arcoeducacao.com.br